SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
                          (Rule 13d-101)
             Under the Securities Exchange Act of 1934
                         (Amendment No. 3)

                        Quidel Corporation
                         (Name of Issuer)

              Common Stock, par value $.001 per Share
                  (Title of Class of Securities)


                      (CUSIP No. 74838J 10 1)

        J. Edmund Colloton, J.P. Morgan & Co. Incorporated,
           60 Wall Street, New York, New York 10260-0060
                    Telephone:  (212) 648-3406
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communicaitons)

                           June 20, 1997

               (Date of Event which Requires Filing
                        of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].


               (Continued on the following page(s))

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J.P. Morgan &  Co. Incorporated

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]
                                                       (b)  [ x ]


3. SEC USE ONLY



4. SOURCE OF FUNDS*

                                           00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]


6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                         Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE VOTING POWER:

                     1,778,254

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED VOTING POWER:

                              0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE DISPOSITIVE POWER:

                    1,778,254

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER:

                               0



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

                         1,778,254

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                  [  ]



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                              7.5%

14.  TYPE OF REPORTING PERSON*:

                                                 HC, CO


* SEE INSTRUCTIONS TO SCHEDULE 13D

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J.P. Morgan Investment Corporation

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]
                                                       (b)  [ x ]


3. SEC USE ONLY



4. SOURCE OF FUNDS*

                                           00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]



6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                         Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE VOTING POWER:

                     1,778,254

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED VOTING POWER:

                              0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE DISPOSITIVE POWER:

               1,778,254

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED DISPOSITIVE POWER:

                               0



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:

                         1,778,254

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                  [  ]



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                              7.5%

14.  TYPE OF REPORTING PERSON*:

                                                  CO


* SEE INSTRUCTIONS TO SCHEDULE 13D

                        Schedule 13D



Item 5.   Interest in Securities of the Company.


   The response to Item 5 is hereby amended by deleting the prior responses thereof and inserting the following in its place:

   Since May 28, 1997, J.P. Morgan Investment Corporation (formerly Morgan Investment Corporation; "JPMIC"), a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated, has made various open market sales of shares of Common Stock of the Company at prices ranging between $3.50 and $4.125 aggregating 187,000 shares.

   Such sales reduced JPMIC ownership to 1,758,254 shares constituting approximately 7.5% of the outstanding shares of Quidel Common Stock based on 23,548,743 outstanding Shares as of June 23, 1997.

   Each of the Reporting Persons share with the other Reporting
Person the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, shares of common stock of Quidel Corporation owned by JPMIC.

Signature


   After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:      June 30, 1997


                              J.P. MORGAN & CO. INCORPORATED


                              By:  /s/  J. Edmund Colloton
                              Title:    Vice President and
                                   Assistant General Counsel


                              J.P. MORGAN INVESTMENT CORPORATION


                              By:       /s/  J. Edmund Colloton
                              Title:    Secretary

                            Schedule A

                 Executive Officers and Directors
                                of
                  J.P. Morgan & Co. Incorporated


     The names of the Directors and names and titles of the Executive Officers of J.P. Morgan & Co. Incorporated ("JPM") and their business addresses and present principal occupations are set forth below. If no address is given, the Director's or Officer's business address is that of JPM. Unless otherwise indicated, each individual is a citizen of the United States.

Name, Residence or
Business Address               Present Principal Occupation

Directors

Riley P. Bechtel               Chairman and Chief Executive Officer
Bechtel Group, Inc.            of Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119-3965

Martin Feldstein               President and Chief Executive
National Bureau of Economic    Officer of National
Research, Inc.                 Bureau of Economic Research, Inc.
1050 Massachusetts Avenue      (economic research)
Cambridge, MA 02138-5398

Hanna H. Gray                 President Emeritus and Harry Pratt Judson
The University of Chicago     Distinguished Service Professor of History
Department of History         of The University of Chicago
1126 East 59th Street                   (higher learning)
Chicago, IL 60637

James R. Houghton             Retired Chairman of the Board
Corning Incorporated          of Corning Incorporated
80 E. Market Street           (diversified industrial)
2nd Floor
Corning, NY 14830

James L. Ketelsen             Retired Chairman and Chief
Tenneco Inc.                  Executive Officer of Tenneco Inc.
P.O. Box 2511                 (diversified industrial)
Houston, TX 77252-2511

Roberto G. Mendoza            Vice Chairman of the Board of JPM

Michael E. Patterson          Vice Chairman of the Board of JPM

Lee R. Raymond                Chairman of the Board and Chief
Exxon Corporation             Executive Officer and Director of Exxon
5959 Las Colinas Boulevard    Corporation
Irving, TX 75039-2298         (national resources and energy)

Richard D. Simmons            Retired:  Former President of the
105 North Washington Street   Washinton Post Company and the
Suite 202                     International Herald Tribune
Alexandria, VA 22314          (print media)

Kurt F. Viermetz  1           Vice Chairman of the Board of JPM

Douglas A. Warner III         Chairman of the Board and Chief
                              Executive Officer of JPM

Dennis Weatherstone           Retired Chairman of the Board of JPM

Douglas C. Yearley            Chairman, President, Chief
Phelps Dodge Corporation      Executive Officer and
2600 N. Central Avenue        Director of Phelps Dodge Corporation
Phoenix, AZ 85004-3014        (minerals)

Officers

Douglas A. Warner III         Chairman of the Board and Chief
                              Executive Officer of JPM

Roberto G. Mendoza            Vice Chairman of the Board of JPM

Michael E. Patterson          Vice Chairman of the Board of JPM

Kurt F. Viermetz 1            Vice Chairman of the Board of JPM

John A. Mayer Jr.             Chief Financial Officer of JPM

Rachel F. Robbins             Managing Director, General
                              Counsel and Secretary of JPM

David H. Sidwell              Managing Director and Controller
                              of JPM

Stephen G. Thieke             Managing Director and Head of
                              Corporate Risk Management of JPM

                            Schedule A

                 Executive Officers and Directors
                                of
                J.P. Morgan Investment Corporation


     The names of the Directors and names and titles of the Executive Officers of J.P. Morgan Investment Corporation ("JPMIC") and their and present principal occupations are set forth below. Each Director's or Officer's business address is that of JPMIC. Unless otherwise indicated, each individual is a citizen of the United States.

Name, Residence or
Business Address              Present Principal Occupation

Directors

Ramon de Oliveira 2           Managing Director of J.P.
                              Morgan Securities Inc. and
                              Chairman of the Board

John A. Mayer Jr.             Chief Financial Officer of
                              J.P. Morgan & Co. Incorporated

Clayton S. Rose               Managing Director of J.P.
                              Morgan Securities Inc.

Walter A. Gubert 3            Managing Director of Morgan
                              Guaranty Trust Company

Thomas B. Ketchum             Managing Director of J.P.
                              Morgan & Co. Incorporated

C. Nicholas Potter            Consultant to J.P. Morgan
                              Investment Management Inc.

Peter L. Woicke 4             Managing Director of Morgan
                              Guaranty Trust Company

Brian F. Watson 5             President, Chief Executive
                              Officer and Managing Director J.P.
                              Morgan Capital Corporation

Molly F. Ashby                Managing Director of J.P.
                              Morgan Capital Corporation

Peter H. Gleason              Managing Director of J.P.
                              Morgan Capital Corporation

Meryl D. Hartzban             Managing Director of J.P.
                              Morgan Capital Corporation


Brian T. Murphy               Managing Director of J.P.
                              Morgan Capital Corporation

Pierre Dupont 6               Managing Director of Morgan
                              Guaranty Trust Company

Thomas M. Snell               Managing Director of J.P.
                              Morgan Capital Corporation

John B. Fullerton             Managing Director of J.P.
                              Morgan Capital Corporation

Thomas S. Quinn               Managing Director of J.P.
                              Morgan Capital Corporation

Timothy Purcell               Managing Director of J.P.
                              Morgan Capital Corporation

Martin O'Neil                 Managing Director of J.P.
                              Morgan Securities Asia
                              Limited


_______________________________
1 German citizen
2 French Citizen
3 Italian Citizen
4 German Citizen
5 Australian Citizen
6 Belgian Citizen